SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)
Vascular Solutions, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
800677106
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	92231M109

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NO’S. OF ABOVE PERSONS (ENTITIES ONLY). Warren A. Stephens

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas, USA

	5	SOLE VOTING POWER

NUMBER OF		707,691

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		483,671

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		707,691

WITH:	8	SHARED DISPOSITIVE POWER

		483,671

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,191,362

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.1%

12	TYPE OF REPORTING PERSON

	IN

CUSIP NO. 92231M109
Item 1.
(a)	Name of Issuer: Vascular Solutions, Inc.

(b)	Address of Issuer’s Principal Executive Offices:
6464 Sycamore Court
Minneapolis, Minnesota 55369
Item 2.
(a)	Name of Person Filing: Warren A. Stephens

(b)	Address of Principal Business Office or, if none, Residence
111 Center Street
Little Rock, Arkansas 72201
(c)	Citizenship:Arkansas, USA

(d)	Title of Class of Securities: Common Stock, par value $0.01 per share

(e)	CUSIP Number: 92231M109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: NA

Item 4.	Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:	1,191,362

(b)	Percent of class:	7.1%

(c)	Number of shares as to which the person has:

	(i) Sole power to vote or to direct the vote:	707,691
	(ii) Shared power to vote or to direct the vote:	483,671
	(iii) Sole power to dispose or to direct the disposition of:	707,691
	(iv) Shared power to dispose or to direct the disposition of:	483,671
Item 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     The number of shares of Vascular Solutions, Inc. common stock reported as beneficially owned by the reporting person includes shares held in the name of various family trusts as to which reporting person may be deemed to have beneficial ownership.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
N/A
Item 8. Identification and Classification of Members of the Group
N/A
Item 9. Notice of Dissolution of Group
N/A
Item 10. Certification.
          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2011 Date

By:	/s/ Todd Ferguson
Attorney in fact for
Warren A. Stephens